April 23, 2012

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Strategic Allocation Portfolios, Inc.

(File Nos. 033-88334; 811-08934)

ING Balanced Portfolio, Inc.

(File Nos. 033-27247; 811-05773)

ING Variable Funds

(File Nos. 002-51739; 811-2514)

ING Intermediate Bond Portfolio

(File Nos. 002-47232; 811-02361)

ING Money Market Portfolio

(File Nos. 002-53038; 811-02565)

ING Variable Portfolios, Inc.

(File Nos. 333-05173; 811-07651)

Dear Mr. Foor:

This letter responds to comments provided to Kim Springer on or about April 4, 2012, for Post-Effective Amendment Nos. 42, 47, 86, 80, 74 and 65 (each, an “Amendment” and collectively, the “Amendments”) to the Registration Statements of ING Strategic Allocation Portfolios, Inc., ING Balanced Portfolio Inc., ING Variable Funds, ING Intermediate Bond Portfolio, ING Money Market Portfolio and ING Variable Portfolios, Inc., (each a “Registrant” and collectively, “Registrants”), respectively, filed on or about February 10, 2012, to the Registration Statement on Form N-1A for each Registrant. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

General Comments – Fees and Expenses of the Portfolios

1.

Comment:         The Staff requested that the Registrant only reflect waivers or reimbursements, and include related footnotes, if such waiver will impact the total annual Portfolio operating expenses presented in the table in accordance with Instruction 3(e) to Item 3 of Form N-1A.

Response:         The Registrant confirms that the fee waivers or reimbursements, and related footnotes, will only be included in accordance with Instruction 3(e) to Item 3 of Form N-1A.

2.

Comment:         The Staff requested that the Registrant confirm that the expenses associated with investments in other investment companies and exchange-traded funds are reflected in the line item for Acquired Fund Fees and Expenses or were considered in determining that the line item was not required in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 23, 2012

Response:         The Registrant confirms that the line item Acquired Fund Fees and Expenses has been included for those Portfolios whose investment in other investment companies and exchange-traded funds exceeded 0.01% of average net assets of a Portfolio in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

Summary Section – Principal Investment Strategies

3.

Comment:         The Staff requested that the Registrant confirm that the derivatives disclosure for each Portfolio describes the specific derivative instruments, and their related risks, that the Portfolio will use to achieve its investment objective. The above request is to comply with the guidance regarding derivatives disclosures in mutual fund registration statements provided by Barry Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute on or about July 30, 2010.

Response:         The Registrant confirms that the principal investment strategies for those Portfolios that invest in derivatives reflect the purpose(s) of their use in the Portfolios’ principal investment strategies and the Registrant confirms that the appropriate applicable related risks have also been included. The Registrant believes that these revisions are in accordance with the observations of the Staff made in the July 30, 2010 letter referenced above.

4.

Comment:         The Staff also advised the Registrant that within 15 days of effectiveness of the annual update to the registration statement, it must file an exhibit to the registration statement that provides an electronically tagged risk/return summary for the prospectuses.

Response:         The Registrant will make the required XBRL filing within 15 business days of the effective date of Post-Effective Amendments Nos. 42, 47, 86, 80, 74 and 65.

Summary Section – Performance Information

5.	Comment: The Staff requested that negative performance use a negative sign rather than a parenthetical.

Response:         The Registrant is taking this request under consideration but was not able to coordinate the different technologies in use for our content management system, accounting system, and XBRL.

6.	Comment: The Staff requested that the horizontal (“0”) axis on the performance chart be clearly labeled.

Response:         The Registrant appreciates the comment but believes that the disclosure is clear that the information above the line is positive and the information below the line is negative. We will take the comment under consideration for future filings.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 23, 2012

7.	Comment: The Staff requested that the inception date column be removed from the performance table and that the information be included as a parenthetical to the name of each class.

Response:         The Registrant appreciates the comment, but believes that adding that disclosure as a parenthetical would make the tables confusing due to the formatting of the table.

General Comments – Statutory Prospectus

8.	Comment: The Staff has requested that the Registrant disclose in Item 9 the Portfolios to which the identified risks apply (i.e., provide a chart or list in a parenthetical next to each risk).

Response:         The Registrant appreciates the comment but believes that if the risks are reviewed with the disclosure in the principal investment strategies, it is clear which risks apply to which Portfolio. In addition, the third paragraph of the section entitled “Additional Information About the Portfolios’ Risks” in Item 9 states that the risks in Item 9 expand on the risks included in Item 4.

9.

Comment:         The Staff has requested that the Registrant confirm that all webpage references contain operable electronic links directly to the page where the relevant information appears. For example, the back cover of the prospectus contains a link to www.inginvestnent.com. That link should lead directly to the page where the SAI, annual and semi-annual reports may be obtained. See XBRL Adopting Release at p. 76 (Release No. 333-8998). Specifically, the adopting release describing this requirement states, “[t]he address is required to be specific enough to lead investors directly to the statutory prospectus and other required information, rather than to the home page or other section of the Web site on which the materials are posted. The Web site could be a central site with prominent links to each required document.” In your response letter, please confirm this link and all webpage links operate in this way.

Response:         The Registrant appreciates the comment but believes that the XBRL Adopting Release (Release No. 333-8998) states that the direct link information must be contained only in the legend of the Summary Prospectuses. The Registrant confirms that the legend of all Summary Prospectuses contain the direct web address link for obtaining the statutory prospectuses and other required information.

Fund Specific Comments

ING Strategic Allocation Portfolios

10.	Comment: The Staff asks that the registrant clarify the meaning of “tactical allocations” used in discussing the use of derivatives.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 23, 2012

Response:         The term “tactical allocations” refers to a temporary strategy that rebalances the percentages of assets held in various categories in order to take advantage of certain market situations.

11.	Comment The Staff requested that the Registrant clarify if “emerging market debt instruments” includes debt instruments of foreign sovereigns.

Response         Emerging market debt instruments may include debt instruments of foreign sovereigns. The Foreign Investments/Developing and Emerging Markets risk has been revised to include mention of sovereign debt risk.

12.

Comment:         The Staff requested that the Registrant explain the meaning of the term “Class I (adjusted)” in the Average Annual Total Returns table of the Class S shares prospectus and the reasoning behind including this information.

Response:         The narrative proceeding the Average Annual Total Return table explains that the “Class I (adjusted)” return is adjusted for higher expenses of the comparative class. With regard to the basis for the performance, the Registrant believes that guidance in previous Staff no-action letters regarding presentation of another class’ performance permit this explanation for any class presenting the restated performance of a comparing class. See Quest for Value Dual Purpose Fund, Inc. (Feb. 28, 1997) and Managers Core Trust (Jan. 28, 1993). Furthermore, the Registrant believes it would be misleading to show the performance of the comparing class without explaining that the two classes incur different expenses and that, as a result, the performance of the comparing class has been adjusted to reflect the higher or lower expenses of the relevant class.

13.

Comment:         The Staff requested that the Registrant explain the “beta component” in the “Proprietary Hedge Fund Beta Strategy” risk in the summary section and the “alpha component” in the “Proprietary Hedge Fund Beta Strategy” risk in the statutory prospectus. In addition, the Staff requested that the Registrant identify the language in the “Principal Investment Strategies” section that corresponds with the “Proprietary Hedge Fund Beta Strategy” risk.

Response:         Both terms referenced above are defined in the discussion of ING Alternative Beta Fund found in the section entitled “Key Information about the Underlying Funds.” These risks would be applicable to an allocation to alternative strategies specified in the Portfolio’s “Principal Investment Strategies.”

14.

Comment:         The Staff requested that the Registrant provide disclosure in the “Principal Investment Strategies” section that corresponds to the “Short Exposures” risk in the “Principal Risks” section, and not only in reference to a risk associated with an underlying fund.

Response:         The Registrant appreciates this comment, but notes that the above-referenced risk is discussed as part of the Principal Investment Strategies of an underlying

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 23, 2012

fund. Accordingly, the Registrant believes that based on the Portfolio’s allocation to certain underlying funds, it is appropriate to identify principal risks of those underlying funds as principal risks of the Portfolio.

15.

Comment:         The Staff requested that the Registrant revise the second sentence in the first paragraph in the section entitled “More Information About The Portfolios – Additional Information About the Portfolios’ and/or the Underlying Funds’ Risk” to include the idea that each Portfolio’s risk profile is in part determined by the amount of the Portfolio’s investments in underlying funds that are exposed to certain risks.

Response:         The Registrant appreciates the comment, however, it believes that the section entitled “More Information About The Portfolios – Asset Allocation is Not Guarantee Against Loss” and the Asset Allocation risk adequately covers this concept.

ING Balanced Portfolio

16.	Comment: The Staff requested that the Registrant define “sovereign debt” investments as used in the principal strategies.

Response:         The Registrant has revised the principal strategies to include a definition as requested.

17.	Comment: The Staff requested that the Registrant include risks corresponding to investments in private placements.

Response:         The Registrant’s notes that Company Risk, Market Risk, and Liquidity Risk all correspond to the risks of investing in private placements. The Registrant has also added Restricted Securities Risk.

18.

Comment:         The Staff requested that the Registrant explain why the S&P Target Risk Growth Index is an appropriate broad based index. In addition, the Staff requested that the Registrant revise the index description on page 54 as the disclosure appears to describe an investment strategy.

Response:         The Registrant believes the S&P Target Risk Growth Index is an appropriate broad based index which is based on a combination of various broad based indices of underlying equity and bond securities in prescribed percentages. The Registrant believes this type of index is consistent with guidance provided in Release No. IC-19382 (April 6, 1993).

19.

Comment:         The Staff requested that the Registrant include disclosure about the additional indices in the narrative accompanying the bar chart and table per Instruction 2(b) to Item 4 of Item 4 of Form N-1A.

Response:         The Registrant appreciates the comment but believes that pursuant to Instruction 6 Item 27(b)(7), additional index comparison is encouraged so long as the

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 23, 2012

comparison is not misleading. The statement already contained in the introduction to the table that states the Portfolio’s performance is compared to “a broad-based securities market index/indices…” indicates that the Portfolio may compare its performance to more than one index.

ING BlackRock Science and Technology Opportunities Portfolio

20.	Comment: The Staff requested that the disclosure regarding the 60 days’ notification of any change in the Rule 35d-1 disclosure be moved out of the Summary Prospectus as it does not belong in Item 4.

Response:         The Registrant appreciates the comment, however, it believes that the Rule 35d-1 disclosure is an important part of the principal investment strategies.

21.

Comment:         The Staff requested that the Registrant disclose a definition for “science and technology companies” because the reference to Global Industrial Classification Standards is not a useful indication to investors of the types of companies the Portfolio will invest.

Response:         The Registrant has revised its principal investment strategy so that the definition regarding “science and technology companies” has been moved towards the beginning of the strategy. The Registrant believes the revised arrangement of the strategy, and its definition of “science and technology companies,” is now a useful indication to investors of the types of companies the Portfolio will invest.

22.	Comment: The Staff requested that the Registrant clarify the Portfolio’s concentration policy in the principal investment strategies as noted in Item 4(a) and Item 9(b)(1) (and Instruction 4 thereto).

Response:         The Registrant has removed the Concentration Risk as this Portfolio has a fundamental investment restriction prohibiting it from concentrating. As a result the Registrant has added Focused Investing, revised the disclosure to reflect a focus in the technology sector, and added the corresponding risk in Item 9.

23.

Comment:         The Staff requested that the Registrant replace the reference to the 1940 Act for the definition of “concentration” and instead define the term. In addition, the Staff requested disclosure from Item 9 (page 36) in the summary that the investments in the technology sector may be subject to broad price fluctuations.

Response:          Please see response to comment 22.

ING Growth and Income Portfolio

24.

Comment:         The Staff requested that within the investment objective the term “total return” be clearly defined. The Staff believes that the second sentence listing some “major factors in achieving total return” is also not clear and it does not belong in Item 2.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 23, 2012

Response:         The Registrant appreciates the comment but believes that the description of the investment objective as stated is clear. In addition, any change in the investment objective would require board approval and 60 day notification to shareholders.

ING Index Plus LargeCap Portfolio, ING Index Plus MidCap Portfolio, ING Index Plus SmallCap Portfolio

25.	Comment: The Staff requested that the Registrant include risk disclosure that addresses the risk that the Portfolios may not track or outperform the Index.

Response:         The Registrant appreciates the comment; however, it believes that the risks are addressed in the “Investment Model” risk in the Portfolios’ “Principal Risks” section.

ING Intermediate Bond Portfolio

26.

Comment:         The Staff requested that within the investment objective the term “total return” be clearly defined. The Staff believes that the second sentence listing some “major factors in achieving total return” is also not clear and it does not belong in Item 2.

Response:         The Registrant appreciates the comment but believes that the description of the investment objective as stated is clear. In addition, any change in the investment objective would require 60 day board approval and notification to shareholders.

27.

Comment:         The Staff requested that the Registrant confirm the list of the investments in the third paragraph in the section entitled “Principal Investment Strategies” are part of the principal strategy of the Portfolio.

Response:         The Registrant confirms that the investments included in the list are a part of the Portfolio’s “Principal Investment Strategies.”

28.

Comment:         The Staff requested that in light of the principal strategy disclosure, that the Registrant add to the Principal Risks, the risks in connection with investments in foreign sovereign debt, and in particular, include the risks associated with debt instruments of emerging market countries.

Response:         The Registrant has revised its risk disclosure of foreign investments to include discussion of sovereign debt including risks of investments in emerging market countries as requested.

ING Money Market Portfolio

29.

Comment:         The Staff has requested the Registrant remove the discussion of waivers of the Distribution or 12b-1 fees in Footnote 1 to the Class I Annual Operating Expense table as disclosure indicates that these fees are not charged.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 23, 2012

Response:         The Registrant appreciates this comment, but notes that the discussion in Footnote 1 states that the “adviser and distributor are contractually obligated to waive a portion of their advisory fees and distribution and/or shareholder servicing fees, as applicable…” Thus, even though Class I shares of ING Money Market Portfolio do not have Distribution or 12b-1 fees that can be waived the Portfolio’s Class I shares do have an advisory fee that can be waived, and therefore the Footnote is appropriate. Lastly, the Registrant notes that even though Class I shares do not have a distribution or shareholder and/or shareholder services fee, the qualifier “as applicable” makes it unnecessary for its mention to be removed.

30.

Comment:         In light of the disclosure in a footnote to the Portfolio’s “Annual Operating Expenses” table the Staff requested that the Registrant include a risk in the “Principal Risks” section of the possibility that the Portfolio will not maintain a positive yield particularly if contractual waivers are terminated.

Response:         The Registrant has disclosed the risk that a shareholder might lose money on an investment in the Portfolio in the “Principal Risks” section and has also disclosed the waiver terms and arrangements in a footnote as referenced above. The Registrant believes that it is clear to shareholders they could lose money on an investment in the Portfolio.

Index Portfolios (except ING WisdomTree Global High-Yielding Equity Index Portfolio)

31.

Comment:         The Staff stated that each Portfolio has adopted a policy that the Portfolio will invest at least 80% of its asset in the equity securities of companies included in an index. Subsequent disclosure indicates that under normal market conditions substantially all of each Portfolio’s assets will be invested in equity securities of companies in the index. The latter statement is more consistent with a passive index fund and the expectations derived from each Portfolio’s name. In seeking results that correspond to an index, the Portfolio’s investments in companies in the index should be well above 80% of net assets.

Response:         The Registrant believes that the “substantially all” statement conforms to the guidance that the SEC provided for Rule 35d-1. Further, the Registrant has adopted an 80% policy and would be required to provide 60 days prior notice to shareholders prior to changing the policy. However, in normal circumstances, each Portfolio will invest all or substantially all of its assets in the equity securities of companies in an index.

ING Australia Index Portfolio, ING Emerging Markets Index Portfolio, and ING EuroSTOXX 50 Index Portfolio

32.

Comment:         The Staff requested that the Registrant include the risks associated with investments in the financial services sector and the natural resources sector, each of which the index is heavily weighted.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 23, 2012

Response:          Registrant appreciates the comment but believes that the Concentration Risk and/or Focused Investing Risk included in the Principal Risks section in each of the summary sections, as appropriate, is adequate disclosure. Additionally, the risks are further expanded upon in the statutory section in the risks entitled “More Information About the Portfolios” and provides more detail to the specific sectors or industries as appropriate.

ING EuroSTOXX 50 Index Portfolio

33.	Comment: The Staff requested that the Registrant include specific risk disclosure regarding the Portfolio’s investments in Greece, Spain and Portugal.

Response:          The Registrant believes its risk disclosure for Currency Risk and Foreign Investments Risk is sufficient disclosure for risks associated with investments in Greece, Spain and Portugal. The Registrant has also revised disclosure regarding its Foreign Investments Risk to include discussion of the risk of potential default on sovereign debts.

ING Wisdom Tree Global High-Yielding Equity Index Portfolio

34.	Comment: The Staff requested that the Registrant explain the meaning of “fundamentally weighted” in the principal investment strategies.

Response:          The Registrant appreciates the comment but believes the index description’s definition of “fundamentally weighted” located in the “Index Descriptions” of the statutory portion of the Prospectuses is sufficient disclosure.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli

Vice President and Senior Counsel

ING Investment Management – ING Funds

cc:	Huey P. Falgout, Jr., Esq.

Goodwin Procter LLP

Attachment A

April 23, 2012

VIA ELECTRONIC MAIL AND EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Strategic Allocation Portfolios, Inc.

(File Nos. 033-88334; 811-08934)

ING Balanced Portfolio, Inc.

(File Nos. 033-27247; 811-05773)

ING Variable Funds

(File Nos. 002-51739; 811-2514)

ING Intermediate Bond Portfolio

(File Nos. 002-47232; 811-02361)

ING Money Market Portfolio

(File Nos. 002-53038; 811-02565)

ING Variable Portfolios, Inc.

(File Nos. 333-05173; 811-07651)

Dear Mr. Foor:

ING Strategic Allocation Portfolios, Inc., ING Balanced Portfolio, Inc., ING Variable Funds, ING Intermediate Bond Portfolio, ING Money Market Portfolio and ING Variable Portfolios, Inc. (the “Registrants”) are responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Senior Vice President and Chief Counsel

ING Funds